Exhibit 10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 52 to Registration Statement No. 2-60836 on Form N-1A of our report dated May 24, 2016, relating to the financial statements and financial highlights of BlackRock Value Opportunities Fund, Inc. and Master Value Opportunities LLC, appearing in the Annual Report on Form N-CSR of the BlackRock Value Opportunities Fund, Inc. for the year ended March 31, 2016. We also consent to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

July 28, 2016